Exhibit (a)(1)(h)

Confirmation Email/Letter to warrantholders who Elect to Participate in the Warrant Amendment Program

AntriaBio has received your election form dated                             and your executed warrant amendment, by which you elected to amend all of your outstanding warrants that are eligible to be amended under the Offer to Amend, subject to the terms and conditions of the Offer to Amend.

If you change your mind, you may withdraw your election as to your eligible warrants by completing and signing the withdrawal form that was previously provided to you, and delivering it to Noopur Liffick either via courier or hand delivery to AntriaBio, Inc., 1450 Infinite Drive, Louisville, Colorado 80027, attention: Noopur Liffick, or via email (email address: investor-relations@antriabio.com), no later than 4:00 p.m., Mountain Time, on January 31, 2017. Only withdrawal forms that are complete, signed and actually received by Noopur Liffick by the deadline will be accepted.

If you have questions, please direct them to Noopur Liffick, AntriaBio, Inc., 1450 Infinite Drive, Louisville, Colorado 80027, email address: investor-relations@antriabio.com.

Please note that our receipt of your election form is not by itself an acceptance of your election to amend your warrants. For purposes of the offer, AntriaBio will be deemed to have accepted elections to amend warrants that are validly tendered and not properly withdrawn as of when AntriaBio gives oral or written notice to the warrantholders generally of its acceptance for amendment of such warrants, which notice may be made by press release, email or other method of communication. AntriaBio’s formal acceptance of the properly tendered Election Form, Accredited Investor Questionnaire and Warrant Amendment is expected to take place immediately after the end of the offer period.

This notice does not constitute the Offer to Amend. The full terms of the offer are described in (1) the Offer to Amend Certain Outstanding Warrants (referred to as the Offer to Amend); (2) the letter from Nevan C. Elam, dated December 15, 2016; (3) the Supplemental Company Information, dated December 15, 2016; (4) this Election Form; (5) the Accredited Investor Questionnaire; (6) the Withdrawal Form; and (7) the Warrant Amendment. You may also access these documents through AntriaBio’s website at http://www.antriabio.com via the link “All SEC Filings,” or through the U.S. Securities and Exchange Commission’s website at https://www.sec.gov.

Confirmation Email/Letter to warrantholders who Withdraw their Warrants from the Offer

AntriaBio has received your withdrawal form dated                                , by which you rejected AntriaBio’s Offer to Amend your eligible outstanding warrants.

If you change your mind, you may once again elect to amend all of your eligible warrants by submitting a new election form to Noopur Liffick either via courier or hand delivery to AntriaBio, Inc., 1450 Infinite Drive, Louisville, Colorado 80027, attention: Noopur Liffick, or via email (email address: investor-relations@antriabio.com), no later than 4:00 p.m., Mountain Time, on January 31, 2017. If you have questions, please direct them to Noopur Liffick, AntriaBio, Inc., 1450 Infinite Drive, Louisville, Colorado 80027, email address: investor-relations@antriabio.com.

This notice does not constitute the Offer to Amend. The full terms of the offer are described in (1) the Offer to Amend Certain Outstanding Warrants (referred to as the Offer to Amend); (2) the letter from Nevan C. Elam, dated December 15, 2016; (3) the Supplemental Company Information, dated December 15, 2016; (4) this Election Form; (5) the Accredited Investor Questionnaire; (6) the Withdrawal Form; and (7) the Warrant Amendment. You may also access these documents through AntriaBio’s website at http://www.antriabio.com via the link “All SEC Filings,” or through the U.S. Securities and Exchange Commission’s website at https://www.sec.gov.